GENCOR INDUSTRIES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FL 32810

March 18th, 2011

TO:	The Securities and Exchange Commission
Division of Corporate Finance
Attn:	Jeffrey Jaramillo, Accounting Branch Chief; Kevin Kuhar, Accountant

VIA:	EDGAR

RE:	Gencor Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2010
Filed December 22, 2010
File No. 001-11703

The following is in response to your comments included in your transmittal letter dated February 28, 2011:

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 40

1.	We note the disclosure on page 40 that Marc Elliott is your Acting Chief Financial Officer. Please tell us where you filed a Form 8-K to disclose that Marc Elliott was appointed Acting Chief Financial Officer. Also, tell us why you do not disclose on page 3 of your proxy statement filed January 31, 2011 that Marc Elliott is your Acting Chief Financial Officer.

Response: On June 25, 2010, the Company filed an 8-K stating that Ray Adams resigned his position as Chief Financial Officer and that the Company’s Controller would act as interim CFO. During the final fiscal quarter of 2010 and prior to the Company’s yearend (September 30, 2010) it was decided that the Company’s President, Marc Elliott, would become Acting Chief Financial Officer until the position was filled. It was an oversight that an 8-K was not filed disclosing this change. Please advise if an 8-K should be filed currently disclosing the change made in 2010.

The non-disclosure of Marc Elliott as Acting Chief Financial Officer in the Company’s proxy statement filed January 31, 2011, was again, an oversight. We will ensure that any future filings disclose this information, if applicable.

2.

We note your disclosure under “Section 16(a) Beneficial Ownership Reporting Compliance” on page 7 of your proxy statement filed January 31, 2011 that “Based solely on (y)our review of such forms received by us, we unaware of any instances of noncompliance or late compliance, with such filings, during the fiscal year ended September 30, 2010.” Please provide us with a table that supports your disclosure that the transactions have been reported. For example, we note that no Form 3 or Form 4 was filed in the fiscal year ended September 30, 2010. However, you announced in your Form 8-K filed on November 16, 2009 that Mr. Adams was appointed as your chief financial officer effective November 12, 2009 and in your Form 8-K filed on March 29, 2010 that Mr. Sharp was appointed as a director on March 26, 2010.

Response: No Form 3’s (Initial Statement of Beneficial Ownership of Securities) and no Form 4’s (Statement of Changes of Beneficial Ownership of Securities) were filed by either Mr. Adams or Mr. Sharp as there was no initial or subsequent beneficial ownership in the Company at the time of their respective appointments and through the year ended September 30, 2010.

Mr. Adams is no longer employed by the Company as was noted in the 8-K filing dated June 30, 2010. Please advise if a Form 3 should be filed currently for Mr. Adams.

Mr. Sharp’s appointment as a Director of the Company was noted in the 8-K filing dated March 29, 2010. Please advise if a Form 3 should be filed currently for Mr. Sharp.

3.	In this regard, we note your disclosure under “Section 16(a) Beneficial Ownership Reporting Compliance” on page 5 of your proxy statement filed January 26, 2010 that “Based solely on (y)our review of such forms received by us, we are unaware of any instances of noncompliance or late compliance, with such filings, during the fiscal year ended September 30, 2009.” Please provide us with a table that supports your disclosure that the transactions have been reported. For example, we note that no Form 3 or Form 4 was filed from February 17, 2009 through September 30, 2009; however, you announced in your Form 8-K filed on March 9, 2009 that Mr. Mundy was appointed your chief financial officer effective March 4, 2009.

Response: No Form 3 (Initial Statement of Beneficial Ownership of Securities) and no Form 4’s (Statement of Changes of Beneficial Ownership of Securities) were filed by Mr. Mundy as there was no initial or subsequent beneficial ownership in the Company at the time of his appointment as chief financial officer and through the year ended September 30, 2009.

Mr. Mundy is no longer employed by the Company as was noted in the 8-K filing dated August 13, 2009. Please advise if a Form 3 should be filed currently for Mr. Mundy.

Item 8. Financial Statements and Supplementary Data, page 22

General

4.

Please provide your analysis as to whether the company is an investment company for purposes of Section 3 of the Investment Company Act of 1940 (“ICA”). If the company believes it may rely on a given exception to such definition or exemption from registration with the Commission as an investment company, please apply the facts and circumstances of the company to the requirements of such exception/exemption. For example, if the company seeks to rely on the exception provided in Section 3(b)(1), please provide your analysis of the traditional factors used to determine as a factual matter whether an issuer is primarily engaged in a non-investment company business (such factors include: (1) the issuer’s historical development: (2) its public representations of policy: (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income). See in Re Tonopah Mining Co., 26 S. E. C. 426 (1947) and subsequent related staff guidance.

In the alternative, please indicate whether the company may be willing to reallocate assets such that it would no longer meet the definition of investment company for purposes of Section 3(a)(1)(C) of the ICA or become eligible for the safe harbor provided.

Response: We shall endeavor to provide herein the detailed and specific information you have requested so as to support our point of view as regards all the options offered by the Investment Company Act of 1940, as well as addressing your request for analytical comparisons of Gencor’s factors to the five factors developed in re: Tonopah Mining, as well as in re: S.E.C. vs. Presto No. 05-4612 (7th cir. May 15, 2007).

a. Gencor, since its inception in August 1965, has been engaged in the design, manufacture, sale, installation and support of heavy machinery and electro-mechanical products such as large industrial combustion systems, compact agricultural tractors and implements, hot mix asphalt plants for road-building, thermal fluid heat systems, soil decontaminations plants, synthetic fuel production plants, sugar production plants, etc.

b. Gencor’s public image and presentation is, and has always been, that of a respected manufacturer of the highest quality, and heaviest-built machinery, and is recognized as the leading house on technology in this industry. (Refer to documents mailed via FedEx for delivery on Friday, March 18th, 2011 to the attention of Kevin Kuhar, Accountant, SEC)

c. Gencor’s Management at all levels - including the CEO and the President - are all highly technical and inventive and manufacturing persons. The CEO is also the founder with over 56 years in the industry and is regarded nationally as a leading innovator, and has been inducted into the Industry’s Hall of Fame. The President and all Vice Presidents of Gencor, as well as all five of the six members of the Board of Directors have been connected with this, the road-building machinery and construction equipment and materials industry, for most of their lifetimes. We do not have any investment/financial associates on board.

d. An analysis of Gencor’s assets shows that due to the down-turn of the economy, and our industry, and the serious reduction in manufacturing volume, our collections of receivables, and reductions of inventories have created significant liquidity which for the first time has enabled Gencor to create an Acquisition Fund. This fund was created for the purpose of funding acquisitions deemed strategically crucial to Gencor. However, underperformance by the targets due to the economic crisis has caused our pursuit of some very promising targets to be suspended. It is the Company’s intention to pursue such old and new targets as the performance in industry improves. Recently, Gencor has again enlisted the services of “buy-side” investment bankers to bring to us potential new targets. Accordingly, Gencor’s Investment Policy calls for the investments to be short term and monetizable within 30 days in order to be able to effect a quick transaction, if so required.

All other assets are directly related to our manufacturing operations. As of September 30, 2010, these assets included:

Cash & equivalents	$3,004,000
Accounts receivable	1,979,000
Costs and estimated earnings in excess of billings	580,000
Inventories	17,341,000
Deferred income taxes	660,000
Prepaid expenses	2,205,000
Property & equipment	7,773,000
Other long-term assets	358,000

Total Assets excluding Investments	$33,900,000

Our position is that Gencor is clearly exempt under Sec. 3(b) as Gencor is and has always been – and recognized world-wide in the marketplace – exclusively as a global designer and manufacturer of primarily heavy, engineered products (Capital Goods). We reiterate our position, as expressed in our response of June 3, 2010 to the same issue raised by the SEC on its letter of May 25, 2010, that Gencor is and has been exclusively a manufacturing company throughout its approximately half century of existence under the same current management, and in that period never engaged at anytime, in any way in investments in securities of any kind as its principal business. In recent years, the Company accumulated cash to expand its operations and market share but due to the global economic downturn it has been unable to implement this growth plan.

Based on these facts, including the analytical treatment of Gencor vis-à-vis the traditional five factors developed in the Tonopah case, it would appear that to classify Gencor as an Investment Company would be a very serious distortion of the purpose of the Investment Company Act of 1940, as well as out of step with the spirit as well as the letter of the Seventh Circuit Court of Appeals decision in the Presto case.

There is, however, another test on whether Gencor potentially is, or is not an Investment Company, and that is to be found in Sec. 3(1) (c) of the 1940 Act which states that an issuer to be classed as an “Investment Company” must be invested in securities “…having a value exceeding 40 percent of the value of such issuer’s total assets (exclusive of Government securities and cash) on an unconsolidated basis.” Gencor meets this test also. Based on Gencor’s last accounted period of Jan. 31, 2011, its securities holdings, excluding Government securities and cash, were at 35% of total assets. See below:

As of January 31, 2011
Total Assets	$113,472,000

Total Investments	$76,989,000
Less Govt. Securities in Investments	(35,482,000)
Less Cash in Investments	(1,639,000)

Adjusted Investments	$39,868,000	=	35% of Total Assets

Notwithstanding the above, we wish to reemphasize our position on this issue, as contained in our response of June 3, 2010, to the effect that Gencor is clearly excluded as an Investment Company by virtue of the precise language of exemption under Section 3(b)(1) irrespective of the 40 percent limit under 3(1)(c).

As to the last paragraph of your Comment No. 4 re: reallocating assets as a means to meet the requirement of 40 percent, if each of the Company’s two positions excluding it as an investment company, as per above, are rejected for specific reasons, the Company will consider reallocating assets as may be required to resolve the issue.

Consolidated Balance Sheets, page 25

5.	We see that as of September 30, 2010 and 2009, your allowance for doubtful account represents approximately 47% and 30% of the total gross accounts receivable balance. We also noted that your net accounts receivable balance decreased by approximately $3.7 million or 66% during the year-ended September 30, 2010 while net sales decreased by only $1.2 million. In appropriate detail, please describe for us why the accounts receivables balance decreased between period ends. Please also provide us a roll-forward of the allowance between period ends and describe the significant amounts which make up the allowance.

Response: In September 2009, the Company shipped and invoiced the sale of an asphalt plant for $2,050,000. As of September 30, 2009, this amount was still outstanding. Traditionally, asphalt producers do not purchase new equipment for shipment during the summer and fall months to avoid disruption of their activities during peak periods of highway construction. The timing of this sale was outside the typical seasonal pattern for the industry. There was no comparable sale that would have impacted the September 2010 accounts receivable balance.

Also contributing to the decrease in accounts receivable between periods was the sales volume during the final quarter of the respective fiscal years. You correctly note above that the Company’s sales “decreased by only $1.2 million” in fiscal 2010 as compared to fiscal 2009. However, the sales during the final quarter of fiscal 2010 were $7.8 million (including $1.8 million in September 2010) versus $10.4 million during the final quarter of fiscal 2009 (including $3.1 million in September 2009). The sales in the final quarter, and particularly the final month, of each fiscal year drive the accounts receivable balance at year end.

The two factors described above were the primary contributors to the $3.7 million decrease in the accounts receivable balance between periods.

The following is the roll-forward of the allowance for doubtful accounts between periods:

Balance, September 30, 2009	$2,458,000
Additions	630,000
Bad debt write-offs	(1,285,000)

Balance, September 30, 2010	$1,803,000

The allowance for doubtful accounts is determined by performing a specific review of all account balances greater than 90 days past due and other higher risk amounts to determine collectability and also adjusting for any known customer payment issues with account balances in the less than 90 day past due aging buckets. The Company has historically not written-off old account balances where there is some chance that a portion of the receivable balance may be ultimately collected. During the year ended September 30, 2010, the Company made a concerted effort to review and write-off some of these very old balances and realize the related income tax benefits. This review process is ongoing.

The significant amounts that make up the remaining balance in the allowance for doubtful accounts include primarily balances that remain in the greater than 1 year past due aging buckets (approximately $1.3 million – note that the allowance for doubtful accounts balance was $1,482,000 at December 31, 2010 per the Company’s Form 10-Q filing). Customer balances have aged due to unresolved customer claims for disputed warranty issues, returned goods where the customer is unable to provide proof of return, customer back charge claims, and customer bankruptcies or other customer cash flow issues related to the recent recessionary economy. The Company is diligently working through the remaining “old” issues and expects to have the majority of them resolved by the end of fiscal 2011.

6.	In this regard, we noted your disclosure that you extend limited credit to your customers based upon their creditworthiness and generally require a significant up-front deposit before beginning construction and full payment, subject to hold-back provisions, prior to shipment. Please reconcile your policy with the significant allowance for doubtful accounts. For example, if you extend only limited credit and require such significant deposits, please explain why you experience such significant levels of bad debt. As part of your response, please discuss your policy for issuing credit to customers in detail as well as your accounting policy for establishing the allowance for doubtful accounts.

Response: As discussed above in our response to your Comment #5, the allowance for doubtful accounts is determined by performing a specific review of all account balances greater than 90 days past due and other higher risk amounts to determine collectability and also adjusting for any known customer payment issues with account balances in the less than 90 day past due aging buckets. The Company has historically been slow to write-off old account balances that are in dispute where there is some chance that a portion of the receivable balance may be ultimately collected. This has resulted in an accumulation of old bad debts over the years. During the year ended September 30, 2010, the Company made a concerted effort to review and write-off these very old balances and realize the related income tax benefits. This review process is ongoing and the Company expects to have the majority of them resolved by the end of fiscal 2011.

Credit is extended to the Company’s customers based on an analysis of credit worthiness including but not limited to a review of the customer’s financial statements (when available), credit & payment history with the customer or its affiliates, review of customer’s credit references, D&B analysis, and customer reputation in the industry. While the majority of the Company’s sales require cash payments in advance of shipping, the Company does sell replacement parts and provide repair services on net 30 day terms to customers that meet its credit requirements.

7.	We also note your disclosure on page 19 that the reduction in accounts receivable and costs and estimated earnings in excess of billings of $4 million were driven by the reduced order input and related revenues during the final two months of fiscal 2010 versus the same period in 2009, yet we note that your backlog at September 30, 2010 significantly increased to $7.8 million as compared to $4.2 million at September 30, 2010. In addition, we noted that customer deposits increased to $1.5 million at September 30, 2010 as compared to $.8 million at September 30, 2009. Please reconcile these disclosures and provide further explanation regarding the significant changes discussed herein.

Response: The reduced “order input” referred to for the final two months of fiscal 2010 would relate to orders in fiscal 2010 that became sales during fiscal 2010. Since these were lower in fiscal 2010, revenues during this period were also lower than in 2009 and thus the reduced accounts receivable and costs and estimated earnings in excess of billings. The backlog as of September 30, 2010, relates to orders in fiscal 2010 that ultimately would become sales in fiscal 2011. Backlog at September 30, 2010 did not impact fiscal 2010 revenues but did result in an increase in customer deposits at September 30, 2010 as a portion of the orders in backlog would have required deposits be made prior to beginning production – higher backlog would typically result in higher deposits.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 29

Fair Value Measurements, page 29

8.	We see that you have classified all of your investment securities as trading securities and have determined their fair value based on Level 1 inputs. In light of the significant level of investments and the guidance at FASB ASC 820-10-50-2(e), please more fully describe to us the valuation techniques you used to measure the fair value of your investments and tell us about any changes in your valuation techniques, if any, during the period.

Response: Equity securities are valued at the closing market prices for the previous business day posted by the public exchanges on which the individual securities are traded. Fixed income valuations are based on estimates provided by Standard and Poor’s, for municipal bonds, and Interactive Data Corporation, for corporate bonds. The use of such services is ordinary and customary in the course of business and are reflective of the nature of fixed income markets, where not all issues are frequently traded. Bond values assume standard market conditions, are not firm bids or offers, and may vary from prices achieved in actual transactions. Specific to Gencor Industries, Inc., the fixed income portfolio is restricted to short-term holdings and high credit quality, the use of said services thus reasonably conveying market values. The valuations above are provided by the Company’s investment manager (Merrill Lynch) and reported to the Company at the end of each month.

There were no changes in the Company’s valuation techniques during the period.

9.	In this regard, please also quantify for us the amount of corporate and municipal bonds you hold separately by category as of September 30, 2010 and 2009.

Response: The amount (fair value) of corporate and municipal bonds held by the Company as of September 30, 2010 and 2009 is as follows:

	September 30, 2010	September 30, 2009

Corporate Bonds	$7,677,000	$—
Municipal Bonds	35,552,000	49,432,000

Total Corporate & Municipal Bonds	$43,229,000	$49,432,000

Inventories, page 31

10.	While we note your disclosure that inventories are at lower of cost or market, we do not see how your disclosure indicates when and how you review inventory for obsolescence or how you determine market value. Please tell us your policy regarding your review for obsolescence and how you assess market value.

Response: Inventories are valued at the lower of cost or market, with cost being determined principally by using the last-in, first-out (“LIFO”) method and market defined as replacement cost for raw materials and net realizable value for work in process and finished goods. Appropriate consideration is given to obsolescence, excessive levels, deterioration, possible alternative uses and other factors in determining net realizable value. The cost of work in process and finished goods includes materials, direct labor, variable costs and overhead. We evaluate the need to record adjustments for inventory on a regular basis. Our policy is to evaluate all inventories including raw material, work in process, finished goods, spare parts and used equipment. Used equipment acquired by the Company on trade-in from customers is carried at the lower of trade-in value or estimated net realizable value. Unless specific circumstances warrant different treatment regarding inventory obsolescence, the cost basis of inventories three to four years old are reduced by 50% while the cost basis of inventories four to five years old are reduced by 75% and the cost basis of inventories greater than five years old are reduced to zero.

Impairments, page 31

11.	We note your disclosure that if the carrying value of an asset, including associated intangibles and goodwill, exceeds the sum of estimated undiscounted future cash flows, an impairment loss is recognized for the difference between estimated fair value and carrying value. Your disclosure appears vague and not specific to the company considering you do not have any goodwill or intangible assets. Please clarify if this policy relates to your long-lived assets and tell us, in sufficient details, about how you analyzed your long-lived assets for impairment at September 30, 2010. We refer you to FASB ASC 360-10-35-17. Please include significant assumptions used in your analysis. Also, as part of your analysis, please tell us how you considered the fact that your book value significantly exceeds your market value at September 30, 2010.

Response: The Company does not have any goodwill but does have approximately $50,000 of intangible assets subject to amortization. These assets, along with the Company’s property and equipment make up its long-lived assets to which this policy relates. The Company’s long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such assets as a group. The Company performed an impairment test on its long-lived assets as of September 30, 2010. No impairment loss was recognized on its long-lived assets at that time.

As of September 30, 2010, the book value of the Company’s long-lived assets did not exceed the related market value.

Revenues, page 31

12.	We see that your recognized revenue for the design and manufacture of certain custom equipment based on the percentage of completion method. Please expand your disclosure in future filings to discuss any retainages, any significant assumptions used as part of your accounting, and your policy regarding the recognition of any losses incurred. Please provide us with your proposed revised disclosure as part of your response.

Response: We will expand the Company’s disclosure in future filings to discuss any retainages, any significant assumptions used as part of the Company’s accounting, and the Company’s policy regarding the recognition of any losses incurred. The Company’s proposed revised disclosure is as follows:

Revenues from contracts for the design, manufacture and sale of asphalt plants are recognized under the percentage-of-completion method. The percentage-of-completion method of accounting for these contracts recognizes revenue, net of any promotional discounts, and costs in proportion to actual labor costs incurred as compared with total estimated labor costs expected to be incurred during the entire contract. Pre-contract costs are expensed as incurred. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized in excess of amounts billed is classified as current assets under “costs and estimated earnings in excess of billings.” The Company anticipates that all incurred costs associated with these contracts at September 30, 2010, will be billed and collected within one year. Retainages (or customer holdbacks) may be offered on certain contracts but very rarely exceed $10,000 and are typically collected within 90 days.

13.	We also noted your disclosure that revenues from all other sales are recorded as products are shipped or service is performed. Please revise to more fully explain to investors which sales are accounted for under the percentage of completion method and the nature of your other product and service sales where you recognize revenue upon shipment. Explain why you recognize revenue upon shipment and provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Response: We will expand the Company’s disclosure in future filings to explain which sales are accounted for under the percentage of completion method and the nature of the Company’s other product and service sales where revenue is recognized upon shipment. We will also explain why the Company recognizes revenue upon shipment and provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges, if any, and how these impact revenue recognition. The Company’s proposed revised disclosure (in addition to that noted in our response to Item 12 above) is as follows:

Revenues from all other contracts for the design and manufacture of custom equipment, for service and for parts sales are recorded when the following four revenue recognition criteria are met: product has shipped or service is performed, persuasive evidence of an arrangement exists, the selling price is fixed or determinable, and collectability is reasonably assured. Equipment and parts sales and shipping revenues, net of any discounts and return allowances, are recorded when the products are shipped and title passes to the customer. Return allowances, which reduce product revenue, are estimated using historical experience.

The Company’s customers may qualify for certain cash rebates generally based on the level of sales attained during a twelve-month period. Provisions for these rebates, as well as estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

Product warranty costs are estimated using historical experience and known issues and are charged to production costs as revenue is recognized.

Note 10 – Shareholder’s Equity, page 36

14.	We see that in June 2010, you received 95,000 common shares as the settlement of litigation with certain shareholders and you recorded the estimated fair market value of the commons shares received as gain of $738,000. Please provide us with additional details of the litigation settlement, including a description of the parties to the original litigation, when the common shares were acquired by the shareholders and how that acquisition was accounted for. Please also describe the appropriate U. S. GAAP which supports the recognition of a gain from the transfer of the common shares from the shareholders back to the company.

Response: In June 2010, the Company was the recipient of ninety-five thousand shares of Company common stock as a result of a court approved settlement and release agreement on a lawsuit, in the United States District Court for the Southern District of Florida, against certain Company shareholders alleging short-swing profits arising from purchases and sales of Company common stock by the defendants to the suit seeking disgorgement of alleged short-swing profits per section 16(b) of the SEC Act of 1934, as amended 15 U.S.C 78 p(6). No wrongdoing or liability was admitted to by the defendants. Other non-operating income and treasury stock include $738,000 related to the estimated fair value of the stock received. Fair value was determined to be the closing bid price of the common stock received as of the date of receipt.

Accounting for Acquisition of Company Common Shares in Legal Settlement: A settlement was reached whereby the defendants would pay to the Company $950,000.00 in cash (of which $316,666.67 would go to the claimant’s attorney) or, at the defendants’ sole discretion, 95,000 shares of the Company’s common stock plus cash of $316,666.67 (the cash was paid to the claimant’s attorneys). The defendants chose to settle in shares and cash and the 95,000 shares were transferred to the Company.

The Company is not aware of any specific literature or guidance directly related to this issue. The receipt of the shares was clearly as a result of a legal settlement (manner of payment was at the sole discretion of the defendants and they chose the option of paying in shares) and as such was recorded as a gain on legal settlement at the fair value of the shares on the date of receipt with a corresponding addition to treasury shares in the equity section of the balance sheet. The Company believes this is a reasonable and fair accounting of the transaction. The Company did not view the settlement as “resulting from transactions in the entity’s own capital stock” (ASC 505-25-2; APB 09, paragraph 28) which disallows inclusion in the determination of net income.

Item 9A. Controls and Procedures, page 39

15.	Please revise future filings that include management’s annual report on internal control over financial reporting to include a statement substantially similar to the one required by Item 308T (a)(4) of Regulations S-K.

Response: We will revise future filings that include management’s annual report on internal control over financial reporting to include a statement substantially similar to the one required by Item 308T (a) (4) of Regulations S-K as noted below:

“This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.”

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer